exhibit (g)(15)

Contacts:  Thomas Davies
           Todd Fogarty
           Kekst and Company
           (212) 593-2655




                                            FOR IMMEDIATE RELEASE
                                            ---------------------

             HENKEL COMPLETES ACQUISITION OF LOCTITE

Dusseldorf, Germany, January 15, 1997 -- HENKEL KGaA announced that the merger of its wholly-owned subsidiary, Henkel Merger Corp., with Loctite Corporation became effective today, completing Henkel's acquisition of Loctite. Under the terms of the merger, all remaining Loctite stockholders will receive $61 in cash upon surrender of the certificates for their shares to a Paying Agent appointed for that purpose. A Notice of Merger and Letter of Transmittal for surrendering shares will be mailed to holders of record of Loctite common stock shortly, Henkel said.


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